October 18, 2024

Roberto Mora
Chief Financial Officer
Kinetic Group, Inc.
2801 NW 74th Avenue
Miami, FL 33122

        Re: Kinetic Group, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2023 File No. 333-216047
Dear Roberto Mora:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services